Exhibit 99.1

OMNIBUS AMENDMENT

This Omnibus Amendment (this “Amendment”) is entered into as of December 5th, 2024 by and between X3 Holdings Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”) and YA II PN, LTD., a Cayman Islands exempt limited company (the “YAII”), with reference to (1) that certain Standby Equity Purchase Agreement, dated as of May 16, 2024, by and between the YAII and the Company (such agreement, the “SEPA”), (2) that certain Registration Rights Agreement, dated as of May 16, 2024, by and between the YAII and the Company (such agreement, the “RRA”), (3) that certain Convertible Promissory Note, issued May 16, 2024 and amend and restated on May 22, 2024, in an original principal amount of $4,756,986.10 delivered by the Company to YAII and bearing Number XTKG 1-4 (the “May Note”) and (4) that certain Convertible Promissory Note, issued June 17, 2024 in an original principal amount of $1,500,000.00 delivered by the Company to YAII and bearing Number XTKG 2-4 (the “June Note” and collectively with the May Note the “Notes”). Collectively, the SEPA, RRA, the Notes and all other instruments, agreements or other items executed or delivered in connection with either of the foregoing are referred to as the “Investment Documents.” Undefined terms herein have the same definitions set forth in the Notes.

By this Amendment, the Company and YAII have agreed to amend the Investment Documents on the following terms:

1. Monthly Payments. The Company acknowledges that an Amortization Event and specifically a Registration Event occurred on July 22, 2024, and such Amortization Event/Registration Event continues as of the date hereof. The Company further acknowledges that beginning on July 31, 2024, and continuing on the same day of each successive Calendar Month, the Company has owed and continues to owe to YAII Monthly Payments pursuant to Section (1)(c) of the Notes unless the provisions for cessation of such payment occur in accordance with Section (1)(c) of the Notes.

2. Floor Price. YAII and the Company hereby agree to reduce the Floor Price under the Notes to $0.10, subject to the adjustment to reflect any reverse stock split effectuated by the Company. The Company acknowledges and confirms that the reduction of the Floor Price pursuant to this Section 3 will not affect its obligation to make monthly payments under Section 2 of this Amendment nor will it reduce such monthly payments unless as otherwise provided for in Section 2 of the Notes.

3. Effect; Continuing Validity. The Investment Documents are amended to the extent necessary to give effect to this Amendment, and the terms of this Amendment shall supersede any contrary terms in Investment Documents. Each reference to the “Note” in the Notes shall be deemed to refer to the Notes as modified by this Amendment. Except as specifically set forth herein, the terms and conditions of the Investment Documents shall remain unmodified and are hereby ratified by the parties. The Company acknowledges and agrees that, except as otherwise expressly provided in this Amendment, all terms, conditions and provisions of the Investment Documents shall continue in full force and effect and remain unaffected and unchanged. This Amendment in no way acts as a release or relinquishment of, and in no way affects, the liens, security interests and rights created by or arising under the Investment Documents, or the priority thereof. Such liens, security interests and rights are hereby ratified, confirmed, renewed and extended in all respects. The Investment Documents, any other security for payment of the Notes, and all rights, remedies, titles, liens and equities securing the Investment Documents as hereby modified and the indebtedness represented thereby are hereby recognized, renewed, extended and continued in full force and effect for the benefit of the YAII and the indebtedness evidenced thereby.

4. Not a Novation. This Amendment is a modification only and not a novation. This Amendment is to be considered attached to the Notes and made a part thereof. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Notes, or release any owner of collateral securing the Notes. The validity, priority and enforceability of the Notes shall not be impaired hereby.

5. This Amendment One of the Transaction Documents. From and after the date hereof, this Amendment is and shall be deemed a part of the Notes and shall be deemed a Transaction Document (as defined in the SEPA). An event of default under this Amendment shall constitute an Event of Default under the Notes.

6. Release. In consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby fully and unconditionally releases and forever discharges the YAII and its affiliates and their respective officers, directors, employees, agents, legal representatives, successors, and assigns (the “Released Parties”), from any and all claims, actions, obligations, liabilities, demands and/or causes of action, of whatever kind or character, whether now known or unknown, in law or equity, which against the Released Parties or the Company ever had, now have, or hereafter can, shall, or may have, for, upon, or by reason of any matter, cause, or thing whatsoever up to the date of this Amendment. This release shall be binding upon and inure to the benefit of the parties hereto and their respective administrators, legal representatives, successors, and assigns.

7. Third Party Event of Default. An Event of Default under the Notes shall occur automatically, without the requirement of any notice from the YAII to the Company, if any creditor other than the YAII, or any party acting in a similar capacity, initiates or attempts to initiate any action intending to foreclose, seize, or take control over any asset of the Company, whether through legal processes or by any other means, which shall include, but shall not be limited to, the filing of any legal actions aiming at foreclosure, the initiation of such proceedings, or any preparatory steps taken by such creditor that clearly indicate an intention to foreclose on assets due to the Company’s failure to meet its obligations to such creditor. Upon the occurrence of any such event, an Event of Default shall have occurred and all obligations under the Notes shall automatically become immediately due and payable, and the YAII shall be entitled to exercise all rights and remedies available under the Notes and applicable law, without any further notice, demand, or action required on the part of the YAII. Notwithstanding any other provision in this Amendment or the Notes, this clause shall serve as an additional Event of Default, augmenting, and not replacing, any Events of Default as specified within the Notes.

8. Miscellaneous. This Amendment shall be governed by and construed in accordance with the laws of the State of New York. This Amendment may be executed in counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts, taken together, shall constitute one and the same instrument. Delivery of an executed counterpart of this Amendment electronically shall be equally as effective as delivery of a manually executed counterpart of this Amendment. No waiver of any provision of this Amendment shall be effective or enforceable unless made in writing signed by the party waiving any right or privilege hereunder.

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IN WITNESS WHEREOF, the Company and the YAII have caused this Omnibus Amendment to be duly executed by a duly authorized representative as of the date first written above.

COMPANY:
X3 Holdings Co., Ltd.

By:
Name:	STEWART LOR
Title:	CEO

YAII:
YA II PN, Ltd.

By:	Yorkville Advisors Global, LP Its: Investment Manger

By:	Yorkville Advisors Global II, LLC Its: General Partner

By:
Name:
Title:

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